CHYRON CORPORATION ANNOUNCES SENIOR MANAGEMENT CHANGE

  MICHAEL I. WELLESLEY-WESLEY NAMED EXECUTIVE CHAIRMAN;
  ROGER HENDERSON PROMOTED TO PRESIDENT AND CEO

  MELVILLE, NY, June 10 -- Chyron Corporation (NYSE: CHY), a leading innovator in the development of television graphics and distribution systems, today named Michael I. Wellesley-Wesley its Executive Chairman and Roger Henderson its President and Chief Executive Officer, effective immediately.

  Wellesley-Wesley had been a Director and non-executive Chairman of Chyron since June 1997 and had served as Chairman and CEO from June 1995 to June 1997. Henderson, also a Director, was a Chyron Executive Vice President and Managing Director of Chyron's U.K.-based subsidiary Pro-Bel.

  Henderson replaces Edward Grebow, who had served as President and CEO since joining the company in June 1997. Grebow will leave Chyron on June 30 and join Sony Electronics Inc., Park Ridge, NJ, as President of its Broadcast and Professional Company.

  "I am pleased to announce Roger Henderson's promotion to CEO," said Wellesley-Wesley. "His successful tenure as Managing Director of Pro-Bel, his extensive international experience, as well as his software background and technical expertise make him ideally suited to lead Chyron into the next millennium. He is also uniquely qualified to implement Chyron's global digital strategy and its Internet broadcast and digital video initiatives. Chyron, under our direction, will continue to actively seek out appropriate joint ventures and alliances, as well as acquisition opportunities, which in a convergence marketplace will strengthen Chyron's ability to deliver digital solutions to our global customers.

  "Ed Grebow has shepherded Chyron through an important transition phase in the company's development and we all wish him well at Sony."

  Grebow said he leaves Chyron "with great optimism for its future. The company is well-positioned to continue its leadership in television technology as broadcasters convert to digital. Chyron has developed a number of innovative and successful new digital and HDTV products and built a strong demand for Pro-Bel products in the U.S."

  Henderson said, "The catalytic effect of digital television on the convergence of communication technologies and the new opportunities it presents make this one of the most exciting times to be involved in our industry. I look forward to accepting the challenges in running Chyron and enhancing shareholder value."

  Henderson was appointed Managing Director of the Pro-Bel Group in 1996. He joined Pro-Bel in 1983 as a Senior Software Engineer, and was appointed Software Director and a member of the Pro-Bel Board in 1987. In 1992, Henderson founded the Pro-Bel subsidiary, Procion ICS Limited. He became
  Managing Director of Pro-Bel Software Limited in January 1995.   Henderson
  has been a member of the Chyron Board since February 1999.



  Chyron Corporation, based in Melville, NY, markets its products under the Chyron and Pro-Bel brand names. Serving the television industry for three decades, Chyron Corporation has established itself as a leading innovator in the development of television graphics and distribution systems, including products to meet the demands of digital and high definition television. Chyron provides a broad range of leading-edge hardware and software products, including paint and animation systems, character generators, signal distribution systems, master control switchers, broadcast automation and media management. Chyron Corporation (www.chyron.com) is located at 5 Hub Drive, Melville, NY 11747 (516-845-2000).


  Ellen Ryan
  Chyron Corporation
  Tel:  (516) 845-3866
  eryan@chyron.com

  Tom Goodman or Robert H. Christie
  Goodman Media International Inc.
  Tel: (212) 576-2700
  tom@goodmanmedia.com or bob@goodmanmedia.com

  Chyron Website: www.chyron.com